UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 29, 2014**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 29, 2014, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2013. That news release is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

    (c) Exhibits

        99   News release issued by Meredith Corporation dated January 29, 2014, reporting financial results for the second fiscal quarter and six months ended December 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: January 29, 2014

INDEX TO EXHIBITS

Exhibit Number	Item
99	News release issued by Meredith Corporation dated January 29, 2014, reporting financial results for the second fiscal quarter and six months ended December 31, 2013.

Exhibit 99



MEREDITH REPORTS FISCAL 2014 SECOND QUARTER AND FIRST HALF RESULTS

Local Media Group Delivers Record Financial Performance for a Non-Political Fiscal Second Quarter

Company Expands Television Portfolio Through Agreements to Add Stations in Phoenix and St. Louis

DES MOINES, IA (January 29, 2014) - Meredith Corporation (**NYSE:MDP; www.meredith.com**) today reported fiscal 2014 second quarter earnings per share of $0.67, which included $1.6 million, or $0.02 per share, of transaction expenses related to previously announced agreements to purchase broadcast assets. Prior-year second quarter earnings per share were $0.79, or $0.89 excluding special items (See Table 1). Meredith recorded $25 million, or $0.34 per share, less of political advertising revenues in the second quarter of fiscal 2014 than in the prior-year period, as expected in an off-election year. Total revenues were $354 million, compared to $361 million.

"We continued our strong performance into the second quarter of fiscal 2014," said Meredith Chairman and Chief Executive Officer Stephen M. Lacy. "Our National Media Group delivered revenue and profit growth in the quarter, while our Local Media Group achieved record revenue and profit performance for a non-political fiscal second quarter and first half.

"Importantly, we continue to execute strategic initiatives to deliver increased cash flow and returns to our shareholders over time, most recently through the announced acquisition of great television assets in attractive markets," Lacy continued.

On December 23, 2013, Meredith announced agreements to purchase the broadcast assets of KTVK and KASW in Phoenix, and KMOV in St. Louis. Meredith anticipates the transactions will close in the second half of fiscal 2014. In the first full year post closing, these stations are expected to generate combined revenues of $105 to $115 million, and be accretive to run-rate earnings per share by $0.16 to $0.18.

Lacy noted the following fiscal 2014 second quarter financial highlights compared to the prior-year period:

· **Local Media Group non-political revenues increased over 20 percent**, led by growth in non-political advertising and retransmission revenues. Non-political advertising revenues increased 10 percent, driven by strong performances from Meredith television stations in Phoenix, Kansas City and Las Vegas.

· **National Media Group revenues grew slightly.** Operating profit grew more than 25 percent, and was up 1 percent excluding special items in the prior-year period. Performance was driven by Meredith's parenthood and food brands, including Parents, FamilyFun and Allrecipes.

- **Meredith's brand licensing revenues increased more than 30 percent**, due primarily to continued strong sales of over 3,000 SKU's of Better Homes and Gardens' licensed products at more than 4,000 Walmart stores nationwide.

- **Meredith Xcelerated Marketing grew revenues, and operating profit increased more than 35 percent**, driven by new and expanded programs, including those with Kia Motors, Mercer, Chrysler and Maserati.

Fiscal 2014 first half earnings per share were $1.20, which included the $0.02 per share of transaction expenses. In comparison, prior-year earnings per share were $1.34, or $1.44 excluding special items. Meredith recorded $37 million, or $0.50 per share, less of political advertising revenues in the first half of fiscal 2014 than in the prior-year period, as expected in an off-election year. Total revenues were $711 million, compared to $715 million.

OPERATING GROUP DETAIL

NATIONAL MEDIA GROUP

Meredith's National Media Group includes leading national consumer media brands delivered over multiple platforms, offering clients access to 100 million unduplicated American women every month - a reach unmatched in the industry. It also features robust brand licensing activities and innovative business-to-business marketing services.

Fiscal 2014 second quarter National Media Group operating profit grew 27 percent to $28 million, compared to the prior-year period. Excluding special items in the prior-year period, operating profit rose 1 percent. Revenues increased slightly to $250 million.

Fiscal 2014 first half National Media Group operating profit grew 9 percent to $56 million, compared to the prior-year period. Excluding special items in the prior-year period, operating profit declined 2 percent. Revenues increased slightly to $517 million.

Looking more closely at advertising performance in first half fiscal 2014 compared to the prior-year period:

- Total advertising revenue performance improved markedly, declining 2 percent year-over-year, compared to down 9 percent in the prior-year first half (see Table 4).

- Digital advertising revenues increased 6 percent, and accounted for 18 percent of total National Media Group advertising revenues.

- The household supplies, non-prescription drug, and direct response categories were stronger.

- Meredith's share of the overall magazine industry advertising revenues was even at 11 percent, according to the most recent data from Publishers Information Bureau, and its share of its competitive set grew one share point to 39 percent.

- The Meredith Sales Guarantee, which demonstrates quantitatively that advertising in Meredith magazines increases retail sales for clients, continued to expand - with more than twice the number of participating brands than in the prior-year period.

Circulation revenues grew slightly to $143 million in the first half of fiscal 2014, due primarily to strong performance from Meredith's parenthood brands. Meredith launched *Allrecipes* magazine, the media industry's first major print extension of a digital brand, during the first half of fiscal 2014. Advertising and consumer interest has been enthusiastic and Media Industry Newsletter named it Magazine Launch of the Year.

Digital traffic averaged a record 58 million unique visitors in the first half of fiscal 2014, led by growth from Allrecipes.com, as well as the Better Homes and Gardens and Parents networks. In addition, Meredith generated 2.5 million digital orders for print magazine subscriptions during the first half of fiscal 2014, an increase of 15 percent over the prior year.

Other revenues rose 3 percent to $125 million in the first half of fiscal 2014, compared to the prior-year period, driven by growth in brand licensing revenues. Operating profit grew for both brand licensing and Meredith Xcelerated Marketing in the first half of fiscal 2014, compared to the prior-year period.

"We continue to enhance the vibrancy of our brands across platforms for consumers and advertisers alike," said National Media Group President Tom Harty. "Our launch of Allrecipes magazine is a great example, as is the strong growth delivered by our brand licensing activities. Also, we're pleased that Meredith Xcelerated Marketing grew revenues, and increased operating profit more than 35 percent in the second quarter."

LOCAL MEDIA GROUP

Meredith's Local Media Group consists of leading television stations, many in fast-growing markets, and a video content creation unit that produces national broadcast and custom programming.

Fiscal 2014 second quarter Local Media Group operating profit was $35 million, compared to $45 million in the prior-year period. Fiscal 2014 second quarter operating profit included $1.6 million of transaction expenses. EBITDA margin was 40 percent. Revenues were $104 million, compared to $111 million in the prior-year period. Meredith recorded $25 million less of political advertising revenues in the second quarter of fiscal 2014 than in the prior-year period, as expected in an off-election year.

Fiscal 2014 first half Local Media Group operating profit was $61 million, compared to $72 million in the prior-year period. Fiscal 2014 first half operating profit included the above-mentioned $1.6 million of transaction expenses. EBITDA margin was 38 percent. Revenues were $194 million, compared to $198 million in the prior-year period, as growth in retransmission revenues and non-political advertising revenues nearly offset the expected cyclical decline in political advertising revenues. Meredith recorded $37 million less of political advertising revenues in the first half of fiscal 2014 than in the prior-year period.

Looking more closely at performance in the first half of fiscal 2014, compared to the prior-year period:

- Non-political advertising revenues grew 7 percent to $143 million. The automotive, professional services and retail categories were stronger.

- Digital advertising revenues grew 12 percent, driven by increased traffic across the desktop and video platforms, along with the launch of new mobile apps.

- Other revenues and operating expenses both increased, due primarily to growth in retransmission revenues from subscription television operators, and programming fees paid to affiliated networks.

Meredith's connection with viewers also strengthened in the first half of fiscal 2014. Meredith's stations in Hartford, Las Vegas and Portland led their markets in news in the November ratings period, and Hartford, Kansas City and Saginaw were also No. 1 in sign-on to sign-off.

The Better Show, the daily syndicated program produced by Meredith Video Studios, began its seventh season in syndication and is currently available in 160 markets across the United States. In addition, *The Better Show* began airing to 90 million homes on the Hallmark Channel during the first half of fiscal 2014.

"We were pleased to generate record non-political performance in the first half of fiscal 2014," said Local Media Group President Paul Karpowicz. "We continue to consistently deliver great programming for our viewers and outstanding results at retail for our advertising clients."

On December 23, 2013, Meredith announced an expansion of its television portfolio by entering into definitive agreements to purchase the broadcast assets of television stations in Phoenix and in St. Louis. Included in the transactions are:

- **KTVK, an independent station in Phoenix, the nation's 12th largest television market;**

- **KASW, the CW affiliate in Phoenix; and**

- **KMOV, the CBS affiliate in St. Louis, the nation's 21st largest television market.**

"These stations are terrific additions to our group," Karpowicz said. "The markets are growing and they are located in states with significant political advertising."

OTHER FINANCIAL INFORMATION

Consistent with Meredith's Total Shareholder Return strategy, Meredith repurchased more than 1.2 million shares of its stock in the first half of fiscal 2014. At December 31, 2013, $22 million remained under the current repurchase authorization. Key elements of Meredith's TSR strategy are (1) An annual dividend of $1.63 per share, which reflects a 60 percent increase in the annual dividend over the last two years; (2) A $100 million share repurchase program; and (3) Ongoing investments to scale the business and increase shareholder value.

Total debt was $340 million at December 31, 2013, and the weighted average interest rate was 2.9 percent. Meredith's debt-to-EBITDA ratio for the 12 months ended December 31, 2013, was 1.3 to 1.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached Condensed Consolidated Statements of Earnings. All fiscal 2014 second quarter and first half comparisons are against the prior-year periods.

OUTLOOK

Looking to the remainder of fiscal 2014, with limited visibility into customers' calendar 2014 advertising and marketing budgets, **Meredith continues to expect fiscal 2014 full year earnings per share to range from $2.60 to $2.95,** excluding operating results and transaction expenses related to the acquisitions of television stations in Phoenix and St. Louis.

Looking more closely at the third quarter of fiscal 2014 compared to the year-ago period, with significant month-to-month volatility and excluding operating results and transaction expenses related to the acquisitions of television stations in Phoenix and St. Louis:

4

- Total company revenues are expected to be flat to down slightly.

- Total Local Media Group revenues are expected to be up mid to high single digits.

- Total National Media Group revenues are expected to be down low single digits.

- **Meredith expects fiscal 2014 third quarter earnings per share to range from $0.63 to $0.68.**

CONFERENCE CALL WEBCAST

Meredith will host a conference call on January 29, 2014 at 11 a.m. EST to discuss fiscal 2014 second quarter and first half results. A live webcast will be accessible to the public on the Company's website, www.meredith.com, and a replay will be available for two weeks. A transcript will be available within 48 hours of the call at www.meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP RESULTS

Management uses and presents GAAP and non-GAAP results to evaluate and communicate its performance. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA and EBITDA margin are common supplemental measures of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Meredith does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because they include certain contractual and non-discretionary expenditures.

Results excluding the special items recorded in the second quarter of fiscal 2013 are supplemental non-GAAP financial measures. While these adjusted results are not a substitute for reported results under GAAP, management believes this information is useful as an aid in better understanding Meredith's current performance, performance trends and financial condition. Reconciliations of non-GAAP to GAAP measures are attached to this press release and will be made available at www.meredith.com.

SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this release that are forward-looking include, but are not limited to, the statements regarding advertising revenues, along with the Company's revenue and earnings per share outlook for the third quarter and full year fiscal 2014.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The

Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** is the leading media and marketing company serving American women. Meredith reaches 100 million American women every month through multiple well-known national brands - including Better Homes and Gardens, Parents, Family Circle, Allrecipes, EveryDay with Rachael Ray and FamilyFun - and local television brands in fast-growing markets. Meredith is the industry leader in creating content in key consumer interest areas such as home, family, food, health and wellness and self-development. Meredith uses multiple distribution platforms - including print, television, digital, mobile, tablets, and video - to give consumers content they desire and to deliver the messages of its advertising and marketing partners.

Additionally, Meredith Xcelerated Marketing serves the nation's top brands and companies by delivering content-powered engagement for a hyper-connected world. Its deep expertise in digital, mobile, social, healthcare, analytics and international marketing enable it to provide cutting-edge cross-channel customer management for many of the world's most popular brands.

A hallmark of Meredith's business model and financial profile is its ability to consistently generate substantial free cash flow by leveraging the strength of its multi-platform portfolio. Meredith is committed to increasing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith has paid a dividend for 66 straight years and increased its dividend for 20 consecutive years. Meredith currently pays an annual dividend of $1.63 per share.

-- # # # # --

Shareholder/Financial Analyst Contact: **Media Contact:**
Mike Lovell   Art Slusark
Director of Investor Relations   Chief Communications Officer
Phone: (515) 284-3622   Phone: (515) 284-3404
E-mail: Mike.Lovell@Meredith.com   E-mail: Art.Slusark@Meredith.com

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

	Three Months		Six Months	
Periods ended December 31,	**2013**	**2012**	**2013**	**2012**
(In thousands except per share data)				
Revenues				
Advertising	$ 193,531	$ 217,094	$ 392,078	$ 424,216
Circulation	67,733	67,398	143,467	142,887
All other	92,784	76,103	174,955	147,649
Total revenues	354,048	360,595	710,500	714,752
Operating expenses				
Production, distribution, and editorial	132,216	134,117	272,993	274,728
Selling, general, and administrative	158,341	158,058	319,413	314,372
Depreciation and amortization	11,590	10,967	23,385	22,894
Total operating expenses	302,147	303,142	615,791	611,994
Income from operations	51,901	57,453	94,709	102,758
Interest expense, net	(2,555)	(3,316)	(5,268)	(7,002)
Earnings before income taxes	49,346	54,137	89,441	95,756
Income taxes	(18,777)	(18,566)	(34,831)	(35,330)
Net earnings	$ 30,569	$ 35,571	$ 54,610	$ 60,426
Basic earnings per share	$ 0.68	$ 0.80	$ 1.22	$ 1.36
Basic average shares outstanding	44,696	44,409	44,672	44,451
Diluted earnings per share	$ 0.67	$ 0.79	$ 1.20	$ 1.34
Diluted average shares outstanding	45,619	44,936	45,499	44,989
Dividends paid per share	$ 0.4075	$ 0.3825	$ 0.8150	$ 0.7650

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

		Three Months			Six Months	
Periods ended December 31,		**2013**	**2012**		**2013**	**2012**
(In thousands)						
Revenues						
National media						
Advertising	$	114,543	$ 120,133	$	248,227	$ 252,797
Circulation		67,733	67,398		143,467	142,887
Other revenues		67,418	61,905		124,899	120,722
Total national media		249,694	249,436		516,593	516,406
Local media						
Non-political advertising		78,270	71,255		142,622	133,501
Political advertising		718	25,706		1,229	37,918
Other revenues		25,366	14,198		50,056	26,927
Total local media		104,354	111,159		193,907	198,346
Total revenues	$	354,048	$ 360,595	$	710,500	$ 714,752
Operating profit						
National media	$	28,070	$ 22,177	$	56,146	$ 51,601
Local media		35,225	44,711		60,901	72,355
Unallocated corporate		(11,394)	(9,435)		(22,338)	(21,198)
Income from operations	$	51,901	$ 57,453	$	94,709	$ 102,758
Depreciation and amortization						
National media	$	4,783	$ 4,475	$	9,733	$ 9,865
Local media		6,399	6,070		12,832	12,172
Unallocated corporate		408	422		820	857
Total depreciation and amortization	$	11,590	$ 10,967	$	23,385	$ 22,894
EBITDA [1]						
National media	$	32,853	$ 26,652	$	65,879	$ 61,466
Local media		41,624	50,781		73,733	84,527
Unallocated corporate		(10,986)	(9,013)		(21,518)	(20,341)
Total EBITDA [1]	$	63,491	$ 68,420	$	118,094	$ 125,652

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets	December 31, 2013	June 30, 2013
(In thousands)		
Current assets		
Cash and cash equivalents	$ 25,883	$ 27,674
Accounts receivable, net	238,573	232,305
Inventories	25,695	28,386
Current portion of subscription acquisition costs	103,133	97,982
Current portion of broadcast rights	6,577	2,831
Other current assets	17,953	18,514
Total current assets	417,814	407,692
Property, plant, and equipment	467,356	464,255
Less accumulated depreciation	(286,548)	(277,938)
Net property, plant, and equipment	180,808	186,317
Subscription acquisition costs	99,838	99,433
Broadcast rights	3,069	3,634
Other assets	71,601	69,848
Intangible assets, net	577,631	584,281
Goodwill	788,786	788,854
Total assets	$ 2,139,547	$ 2,140,059

Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 25,000	$ 50,000
Current portion of long-term broadcast rights payable	6,697	4,089
Accounts payable	57,950	78,458
Accrued expenses and other liabilities	132,079	132,676
Current portion of unearned subscription revenues	193,760	191,448
Total current liabilities	415,486	456,671
Long-term debt	315,000	300,000
Long-term broadcast rights payable	4,769	5,096
Unearned subscription revenues	163,204	163,809
Deferred income taxes	259,031	247,487
Other noncurrent liabilities	110,360	112,700
Total liabilities	1,267,850	1,285,763
Shareholders' equity		
Common stock	36,376	36,242
Class B stock	8,313	8,324
Additional paid-in capital	48,808	50,170
Retained earnings	793,883	775,901
Accumulated other comprehensive loss	(15,683)	(16,341)
Total shareholders' equity	871,697	854,296
Total liabilities and shareholders' equity	$ 2,139,547	$ 2,140,059

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Six months ended December 31,	2013	2012
(In thousands)		
Net cash provided by operating activities	$ 60,687	$ 80,383
Cash flows from investing activities		
Acquisitions of businesses	(879)	(6,047)
Additions to property, plant, and equipment	(11,272)	(13,659)
Net cash used in investing activities	(12,151)	(19,706)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	106,000	40,000
Repayments of long-term debt	(116,000)	(55,000)
Purchases of Company stock	(58,198)	(25,471)
Dividends paid	(36,628)	(34,129)
Proceeds from common stock issued	50,633	12,067
Excess tax benefits from share-based payments	3,866	1,519
Other	—	(769)
Net cash used in financing activities	(50,327)	(61,783)
Net decrease in cash and cash equivalents	(1,791)	(1,106)
Cash and cash equivalents at beginning of period	27,674	25,820
Cash and cash equivalents at end of period	$ 25,883	$ 24,714

Table 1

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods Ended December 31, 2012	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands except per share data)						
Revenues						
Advertising	$ 217,094	$ —	$ 217,094	$ 424,216	$ —	$ 424,216
Circulation	67,398	—	67,398	142,887	—	142,887
All other	76,103	—	76,103	147,649	—	147,649
Total revenues	360,595	—	360,595	714,752	—	714,752
Operating expenses						
Production, distribution, and editorial	134,117	—	134,117	274,728	—	274,728
Selling, general, and administrative	151,015	7,043 (a)	158,058	307,329	7,043 (a)	314,372
Depreciation and amortization	10,967	—	10,967	22,894	—	22,894
Total operating expenses	296,099	7,043	303,142	604,951	7,043	611,994
Income from operations	64,496	(7,043)	57,453	109,801	(7,043)	102,758
Interest expense, net	(3,316)	—	(3,316)	(7,002)	—	(7,002)
Earnings before income taxes	61,180	(7,043)	54,137	102,799	(7,043)	95,756
Income taxes	(21,278)	2,712	(18,566)	(38,042)	2,712	(35,330)
Net earnings	$ 39,902	$ (4,331)	$ 35,571	$ 64,757	$ (4,331)	$ 60,426
Basic earnings per share	$ 0.90	$ (0.10)	$ 0.80	$ 1.46	$ (0.10)	$ 1.36
Basic average shares outstanding	44,409	44,409	44,409	44,451	44,451	44,451
Diluted earnings per share	$ 0.89	$ (0.10)	$ 0.79	$ 1.44	$ (0.10)	$ 1.34
Diluted average shares outstanding	44,936	44,936	44,936	44,989	44,989	44,989

(a) Severance costs of $7.4 million and vacated lease accruals of $0.4 million partially offset by a $0.8 million reduction in previously accrued restructuring charges

Table 2

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Periods Ended December 31, 2012	Three Months			Six Months		
	Excluding Special Items	Special Items	As Reported	Excluding Special Items	Special Items	As Reported
(In thousands)						
Revenues						
National media group						
Advertising	$ 120,133	$ —	$ 120,133	$ 252,797	$ —	$ 252,797
Circulation	67,398	—	67,398	142,887	—	142,887
Other revenues	61,905	—	61,905	120,722	—	120,722
Total national media group	249,436	—	249,436	516,406	—	516,406
Local media group						
Non-political advertising	71,255	—	71,255	133,501	—	133,501
Political advertising	25,706	—	25,706	37,918	—	37,918
Other revenues	14,198	—	14,198	26,927	—	26,927
Total local media group	111,159	—	111,159	198,346	—	198,346
Total revenues	$ 360,595	$ —	$ 360,595	$ 714,752	$ —	$ 714,752
Operating profit						
National media group	$ 27,725	$ (5,548) (a)	$ 22,177	$ 57,149	$ (5,548) (a)	$ 51,601
Local media group	46,206	(1,495) (b)	44,711	73,850	(1,495) (b)	72,355
Unallocated corporate	(9,435)	—	(9,435)	(21,198)	—	(21,198)
Income from operations	$ 64,496	$ (7,043)	$ 57,453	$ 109,801	$ (7,043)	$ 102,758
Depreciation and amortization						
National media group	$ 4,475	$ —	$ 4,475	$ 9,865	$ —	$ 9,865
Local media group	6,070	—	6,070	12,172	—	12,172
Unallocated corporate	422	—	422	857	—	857
Total depreciation and amortization	$ 10,967	$ —	$ 10,967	$ 22,894	$ —	$ 22,894
EBITDA[1]						
National media group	$ 32,200	$ (5,548) (a)	$ 26,652	$ 67,014	$ (5,548) (a)	$ 61,466
Local media group	52,276	(1,495) (b)	50,781	86,022	(1,495) (b)	84,527
Unallocated corporate	(9,013)	—	(9,013)	(20,341)	—	(20,341)
Total EBITDA[1]	$ 75,463	$ (7,043)	$ 68,420	$ 132,695	$ (7,043)	$ 125,652

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

(a) Severance costs of $5.9 million and a vacated lease accrual of $0.4 million partially offset by a $0.8 million reduction in previously accrued restructuring charges

(b) Severance costs of $1.5 million

Table 3

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA

Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.

Segment EBITDA is a measure of segment earnings before depreciation and amortization.

Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

	Three months ended December 31, 2013			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 249,694	$ 104,354	$ —	$ 354,048
Operating profit	$ 28,070	$ 35,225	$ (11,394)	$ 51,901
Depreciation and amortization	4,783	6,399	408	11,590
EBITDA	$ 32,853	$ 41,624	$ (10,986)	63,491
Less:				
Depreciation and amortization				(11,590)
Net interest expense				(2,555)
Income taxes				(18,777)
Net earnings				$ 30,569
Segment EBITDA margin	13.2%	39.9%		

	Three months ended December 31, 2012			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 249,436	$ 111,159	$ —	$ 360,595
Operating profit	$ 22,177	$ 44,711	$ (9,435)	$ 57,453
Depreciation and amortization	4,475	6,070	422	10,967
EBITDA	$ 26,652	$ 50,781	$ (9,013)	68,420
Less:				
Depreciation and amortization				(10,967)
Net interest expense				(3,316)
Income taxes				(18,566)
Net earnings				$ 35,571
Segment EBITDA margin	10.7%	45.7%		

Table 3 (cont.)

| | Six months ended December 31, 2013 | | | |
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 516,593	$ 193,907	$ —	$ 710,500
Operating profit	$ 56,146	$ 60,901	$ (22,338)	$ 94,709
Depreciation and amortization	9,733	12,832	820	23,385
EBITDA	$ 65,879	$ 73,733	$ (21,518)	118,094
Less:				
Depreciation and amortization				(23,385)
Net interest expense				(5,268)
Income taxes				(34,831)
Net earnings				$ 54,610
Segment EBITDA margin	12.8%	38.0%		

| | Six months ended December 31, 2012 | | | |
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 516,406	$ 198,346	$ —	$ 714,752
Operating profit	$ 51,601	$ 72,355	$ (21,198)	$ 102,758
Depreciation and amortization	9,865	12,172	857	22,894
EBITDA	$ 61,466	$ 84,527	$ (20,341)	125,652
Less:				
Depreciation and amortization				(22,894)
Net interest expense				(7,002)
Income taxes				(35,330)
Net earnings				$ 60,426
Segment EBITDA margin	11.9%	42.6%		

Table 4

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Six months ended December 31,		2012		2011	Change
National Media Advertising Revenues					
Excluding recent acquisitions [1]	$	209,429	$	229,254	(9)%
Recent acquisitions [1]		43,368		2,383	
Total	$	252,797	$	231,637	9 %

[1] *Recent acquisitions represent EveryDay with Rachael Ray, FamilyFun, and Allrecipes.com*